SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A/A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Diversified Real Asset Income Fund

Address of Principal Office (No. & Street, City, State, Zip Code):

333 West Wacker Drive

Chicago, Illinois 60606

Telephone Number (including area code): (800) 257-8787

Name and address of agent for service of process:

Joseph M. Ulrey

President

Diversified Real Asset Income Fund

800 Nicollet Mall

Minneapolis, Minnesota 55402

With copies of Notices and Communications to:

Deborah Bielicke Eades Vedder Price P.C. 222 N. LaSalle Street Chicago, Illinois 60601	Paul H. Dykstra Paulita A. Pike K&L Gates LLP 70 W. Madison St., Suite 3100 Chicago, Illinois 60602

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES   [    ]                             NO   [ X ]

Item 1.	Exact name of registrant.

Diversified Real Asset Income Fund

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Registrant is a Massachusetts business trust, created under the laws of the Commonwealth of Massachusetts on January 21, 2014.

Item 3.	Form of organization of registrant (for example corporation, partnership, trust, joint stock company, association, fund).

Massachusetts business trust

Item 4.	Classification of registrant (face amount certificate company, unit investment trust or management company).

Registrant is a management company.

Item 5.	If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

Registrant is a closed-end company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

Registrant is a diversified company.

Item 6.	Name and address of each investment adviser of registrant.

Adviser

Nuveen Fund Advisors, LLC

333 West Wacker Drive

Chicago, Illinois 60606

Sub-adviser

Nuveen Asset Management, LLC

333 West Wacker Drive

Chicago, Illinois 60606

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of the registrant.

Name and Address	Position with Registrant

Roger A. Gibson 333 West Wacker Drive Chicago, Illinois 60606	Trustee

John P. Kayser 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Leonard W. Kedrowski 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Richard K. Riederer 333 West Wacker Drive Chicago, Illinois 60606	Trustee

James M. Wade 333 West Wacker Drive Chicago, Illinois 60606	Trustee

Joseph M. Ulrey III 800 Nicollet Mall Minneapolis, Minnesota 55402	President

Eric J. Thole 800 Nicollet Mall Minneapolis, Minnesota 55402	Vice President

Jill M. Stevenson 800 Nicollet Mall Minneapolis, Minnesota 55402	Treasurer

Ruth M. Mayr 800 Nicollet Mall Minneapolis, Minnesota 55402	Chief Compliance Officer

Carol A. Sinn 800 Nicollet Mall Minneapolis, Minnesota 55402	Anti-Money Laundering Officer

Richard J. Ertel 800 Nicollet Mall Minneapolis, Minnesota 55402	Secretary

Scott F. Cloutier 800 Nicollet Mall Minneapolis, Minnesota 55402	Assistant Secretary

Name and Address	Position with Registrant

John G. Wenker 901 Marquette Avenue Minneapolis, Minnesota 55402	Vice President

David A. Yale 901 Marquette Avenue Minneapolis, Minnesota 55402	Vice President

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a) state the name and address of each sponsor of registrant;

Not Applicable

(b) state the name and address of each officer and director of each sponsor of registrant;

Not Applicable

(c) state the name and address of each trustee and each custodian of registrant.

Not Applicable

Item 9.(a)	State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of each such underwriter.

Not Applicable

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Yes.    Registrant will file a registration statement on Form N-14 in connection with merger transactions (the “Mergers”), whereby American Strategic Income Portfolio Inc., American Strategic Income Portfolio Inc.-II, American Strategic Income Portfolio Inc.-III and American Select Portfolio Inc., each a Minnesota corporation (together, the “Target Funds”), shall merge with and into the Registrant and receive newly issued shares of the Registrant. Registrant currently intends to make a public offering of its securities only in connection with the closing of the Mergers.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

No

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not Applicable

Item 10.	State the current value of registrant’s total assets.

The current value of Registrant’s total assets is $0. Registrant was formed for the purpose of effecting the Mergers and does not intend to commence operations prior to the consummation of the Mergers.

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Company Act of 1958 (yes or no).

No.    Registrant has not applied and does not intend to apply for a license to operate as a small business investment company.

Item 12.	Attach as an exhibit a copy of registrant’s last regular periodic report to its security holders, if any.

Not Applicable

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Minneapolis and the state of Minnesota on the 15th day of May, 2014.

Diversified Real Asset Income Fund

By:	/s/ Joseph M. Ulrey
Joseph M. Ulrey President

Attest:

/s/ Richard J. Ertel